MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022
(Expressed in Canadian Dollars, unless otherwise stated)
August 15, 2022

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Skylight Health Group Inc. (the “Company”, “SHG”, “we”, “us”, “our”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2022. This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.

This discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022, together with the notes thereto, and the accounting policies as described in Note 3 to the consolidated financial statements (“consolidated financial statements”) for the fiscal years ended December 31, 2021 and 2020. Results are reported in Canadian dollars, unless otherwise noted.

The Company’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Information contained herein is presented as at August 15, 2022, unless otherwise indicated.

The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This MD&A uses non-IFRS measures including “EBITDA”, “adjusted EBITDA”. EBITDA and adjusted EBITDA are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry.

On March 11, 2020, the World Health Organization declared the ongoing COVID-19 outbreak as a global health emergency. This resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the closure of certain non-essential businesses.

During the three and six months ended June 30, 2022, the pandemic did not have a material impact on the Company’s operations. While medical clinics had generally been deemed an essential business, the Company was able to switch to virtual appointments thereby reducing the impact on operations and enabled the Company to achieve savings in clinical operating expenses. As of June 30, 2022, the Company did not observe any impairment of its assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company has taken steps to minimize the potential impact of the pandemic including safety measures with respect to personal protective equipment, the reduction in travel and the implementation of a virtual office including regular video conference meetings and participation in virtual Company events, trade shows, customer meetings and other virtual events.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s consolidated financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

Further information about the Company and its operations can be obtained from the offices of the Company or on SEDAR at www.sedar.com.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Company Overview

Skylight Health Group Inc. (“SHG” or the “Company”), is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of clinics providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (“FFS”) only model to include value-based care (“VBC”) through our proprietary technology, unique data analytics and our robust operations infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach which puts a focus on volume of patients per day rather than creating positive patient outcomes. In a VBC model, providers are rewarded for keeping patients healthy and lowering unnecessary health costs instead of volume of services. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

The Company has continued to position itself to see organic and acquisition-based growth in the coming quarters as it remains focused on shifting its clinical operations to include a VBC model. Due to the acquisition of NeighborMD (“NMD”) which closed on May 2, 2022, the Company has entered fully capitated Medicare Advantage (“MA”) risk contracts in Florida with more than 2,400 lives. Concurrently, the Company secured a $25.5 million (US$ 20.0 million) debt facility with Families-Backing-Families Credit Fund I, LP (“FLC”), a New York based lender, of which the Company has drawn-down $12.7 million (US$ 10.0 million), with $12.8 million (US$ 10.0 million) remaining.

The Company was founded in 2014, by founders with extensive experience in clinical practice management in Canada and the US, as owners, operators, and consultants to outpatient medical centers across a variety of specialties from primary care, urgent-care, sub-specialty, and allied health & wellness. SHG is founded on a model designed to drive towards helping small and independent practices adopt value-based capabilities and take on varying levels of risk. SHG positions itself as the disruptor to legacy health networks. Providing an opportunity to consolidate with SHG while maintaining patient treatment quality, accessibility and affordability and preserving the way healthcare should be delivered. SHG also positions itself to partner with health plans as they aim to provide more comprehensive care services to patients across varying risk groups and capitation models to lower the cost of downstream costs.

SHG practices offer both in-clinic and virtual care services through telemedicine and remote patient monitoring. As part of developing the infrastructure for improved access within its practices, the Company expects to expand valued-based health service offerings to patients based on quality improvement plans aimed at population and patient health management.

Finally, SHG has a disciplined operating model that allows the Company to deliver desired results in a time-efficient and cost-effective manner to its clients and to run a fiscally responsible business.

Segmentation

The Company’s current revenue is generated predominantly through its medical services segment.During the current quarter, the Company’s revenue sources have been diversified with the acquisition of NMD. The acquisition not only brought more volume to our FFS revenue but also added a new source of revenue, Capitated revenue. Capitation is further separated into Capitation at-risk and Capitation not at-risk. Revenue rates and the cost of services associated with Capitation at-risk are significantly higher as compared to the FFS model.

The FFS revenue is driven by patient visits, while under a capitated model the revenue is based on the patient affiliation to the practice location, commonly referred to as “members” instead of patients, and revenue is earned per active member of the practice irrespective of their actual visits. The costs associated with the FFS revenue is related to the medical staff and clinic cost. On Capitated services at-risk, all the costs associated to the medical care of the members are considered as part of the cost of service irrespective of who provides the service, therefore services provided to the members by external parties outside of Skylight clinics are also recognized as cost of sales. Due to this, the cost of Capitated services are significantly higher as well resulting

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 in a contribution margin percentage which is lower than the margins derived from traditional FFS revenue however the contribution margin in absolute dollar terms are much higher. The combination of both sources of revenue result in a reduction to the contribution margins percentage in comparison to results presented in prior periods.

The Company has reported FFS and Capitated revenue in a single consolidated medical services operating segment and contract and research division in the United States. The Company also derives a small segment of revenue from projects in its technology & data analytics division (Software and Corporate segment).

Key Highlights

The following are the major highlights of SHG’s operating results for the three and six months ended June 30, 2022 compared to the three and six months ended June 30, 2021.

Disclaimer for Financial Highlights: Certain prior period financial information on the condensed interim consolidated statements of loss and comprehensive loss, and condensed interim consolidated statements of cash flows have been updated to present the Legacy Business as discontinued operations and has therefore been excluded from continuing operations for all periods presented in this MD&A. This MD&A reflects only the results of continuing operations, unless otherwise noted.

Financial Highlights

•During the three and six months ended June 30, 2022, revenues were $16.1 million and $23.8 million, respectively, compared to $6.9 million and $9.1 million, respectively, for the three and six months ended June 30, 2021 (excluding revenue from discontinued operations of $3.0 million and $5.9 million, respectively), an increase of $9.2 million and $14.7 million, respectively. This increase was primarily as a result of partial revenue from the acquisition of NMD in Q2 2022. The Company also achieved an organic growth of 4% compared to Q1 2022 within its FFS and other revenues segment.

•Gross profit was $4.0 million and $7.4 million, respectively, for the three and six months ended June 30, 2022, compared to $3.8 million and $5.0 million, respectively, for the three and six months ended June 30, 2021 (excluding gross profit from discontinued operations of $2.3 million and $4.5 million, respectively). Gross margin was 25% and 31%, respectively, for the three and six months ended June 30, 2022, compared to 55% for both the three and six months ended June 30, 2021 (discontinued operations gross margin was 77% for both the three and six months ended June 30, 2021). The margins in Q2 2022 were lower due to the change in how Gross profits are calculated in a traditional FFS model versus a VBC or capitated model at risk. Further explanation of this change can be found under Segmentation. The Company expects to see improvements in its gross profit margin in the near term through marketing efforts and improvements to the medical loss ratios and accurate coding for its lives at risk.

•Operating expenses were $10.6 million and $21.6 million, respectively, for the three and six months ended June 30, 2022, compared to $8.9 million and $13.9 million, respectively, for the three and six months ended June 30, 2021, an increase of 19% and 56%, respectively. The increase was a result of a growth in operating expenses such as staffing and rent from primary care related clinical acquisitions made to date. Loss from continuing operations was $6.7 million and $14.2 million, respectively, for the three and six months ended June 30, 2022, compared to $5.1 million and $8.8 million, respectively, for the three and six months ended June 30, 2021. The increase is mainly attributed to the cost of integration in systems, resources and operations as well as increased office and administration costs tied towards practice acquisition growth and professional fees. Increased depreciation and amortization and share-based compensation related to acquisitions also contributed, with $1.6 million and $3.3 million, respectively, in the three and six months ended June 30, 2022, compared to $1.5 million and $3.1 million, respectively, for the three and six months ended June 30, 2021. Compared to Q1 2022, excluding NMD acquisition and non-cash depreciation and amortisation and share-based compensation expenses, the Company has seen a reduction of 7% in cash operating expenses and expects to continue to see this trend into Q3 and Q4 2022.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

•Net loss from continuing operations during the three and six months ended June 30, 2022 was $5.2 million and $13.5 million, respectively (three and six months ended June 30, 2021: $5.8 million and $9.1 million, respectively, excluding net income from discontinued operations of $1.0 million and $1.8 million), the improvement in Q2 2022 was primarily due to reductions in professional fees, foreign exchange gain and gain in fair value of financial liabilities. In Q1 2022, Net loss from continuing operations was $8.3 million, the significant improvement in Q2 2022 was primarily due to reductions in salaries and wages, professional fees, office and administration costs, foreign exchange gain and gain in fair value of financial liabilities. The Company anticipates that it will continue to see improvements in the coming quarters.

•Adjusted EBITDA for the three and six months ended June 30, 2022 was a loss of $5.4 million and $12.1 million, respectively, compared to a loss of $3.4 million and $5.2 million, respectively, during the three and six months ended June 30, 2021. Comparatively to Q1 2022, the Company has seen an improvement to Adjusted EBITDA prior to the NMD acquisition from pre-disclosed initiatives to cost saving and integration efforts. Adjusted EBITDA for Q1 and Q2 2022 for the Company prior to the acquisition of NMD was $6.7 million and $4.4 million respectively. The Company anticipates that it will continue to see improvements in the coming quarters. NMD’s negative adjusted EBITDA is reflective of pre-acquisition costs associated with re-insurance and other costs aligned with its risk contracts. Moving forward, the Company has already made improvements to its annual expenses and expects NMD to be adjusted EBITDA positive in the near term. The Company is committed to continue working towards adjusted EBITDA break-even by end of the year.

•The Company incurred negative cash-flow from continuing operations for the six months ended June 30, 2022 of $10.0 million compared to negative cash flow from continuing operations of $6.6 million for the six months ended June 30, 2021 primarily due to higher salaries and wages, marketing and business development costs, integration expenses and professional fees to support future growth. Moving forward, the Company is making significant improvements to its cash-flow from operations and corporate investments reducing the cash spend expected during future periods from existing operations.

Operating Highlights

•On April 5, 2022, the Company announced a joint venture (“JV”) partnership with Collaborative Health Systems (CHS), a population health management services organization and wholly owned subsidiary of Centene Corporation (NYSE: CNC), to integrate essential VBC services into Skylight Health’s growing enterprise of primary care practices. The primary goal of the partnership is to establish the core necessities of a VBC program, which includes joint efforts in payor contracting, taking on risk within MA, and population health improvement, including data and analytics supporting care coordination and quality improvement programs.

•On April 29, 2022, the Company provided an update on the status of the Company’s research program; Skylight Health Research. Since inception, Skylight Health Research has been awarded ten (10) clinical studies and has completed two (2) to-date. Total revenue earned through clinical studies in 2021, $300,000, has already been surpassed in 2022, and is expected to quadruple by the end of this year. The progress since its launch demonstrates incredible momentum and steady growth of its research program which will continue throughout 2022 and beyond.

•On May 6, 2022, the Company announced that it has completed the deal to acquire NMD for $8 million and the obtaining of a debt facility of $25.5 million (US$ 20.0 million) with FLC, a New York based lender. Based in central and southern Florida, NMD operates 9 owned practices offering primary care services to over 5,000 lives. Within these, NMD has over 1,100 MA lives in full risk contracts with two leading healthcare payors in the Florida, Humana and CarePlus. In addition, NMD provides complete management services for over 1,400 additional MA lives through its affiliated providers and practices. Of the MA lives at full risk, NMD currently saw an average capitated income of $10,000 to $12,000, per member per year, which Skylight expects to maintain going forward, thereby providing the capital to focus

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 on the patient needs and improved patient health outcomes. Trailing twelve months revenues from primary care including FFS and capitated MA contracts were approximately US $35 million on an unaudited basis.

•On June 16, 2022, the Company announced the appointment of Farooq Akhter as Interim Chief Financial Officer (CFO), effective June 15, 2022. Mr. Akhter joined Skylight in 2019 and has been part of the Company’s transformational growth. He played a major role as Vice President, Finance supporting operational and capital markets efforts. He brings over 16 years of experience as a senior financial leader for publicly traded companies and large conglomerates internationally. Mr. Akhter will remain focused on operational initiatives and is committed to streamlining operations and driving new revenue opportunities.

•On July 14, 2022, the Company announced the re-appointment of Co-Founder and current Director and Chief Corporate Officer Kash Qureshi as President. Kash Qureshi, Co-Founder of the Company, will replace Mohammad Bataineh as President, and will remain an Executive Member of the Board of Directors.

•On August 8,2022. the Company announced the offering of a non-brokered private placement (the “Offering”) of convertible debenture units (the “Debenture Units”) at C$1,000 per Debenture Unit for total gross proceeds of up to C$2 million. Each Debenture shall be in the principal amount of C$1,000 and shall bear interest at the rate of 8% per annum, which can be paid quarterly in shares, and shall have a maturity date of February 15, 2025. Each Debenture shall be convertible into 1,111 common shares of the Company at C$0.90 (“Common Shares”). Upon issuance of the Debenture a holder shall also receive 1,111 share purchase warrants (the “Warrants”) of the Company. Each Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) at a price of C$1.35 per share for a period 24 months from the date of issuance of the Debentures provided that if after the date that is four months and one day after the issuance of the Warrants, the Common Shares trade at a price of at least C$1.60 for 10 consecutive trading days on the Company’s primary stock exchange, the Company can deliver a notice and accelerate the expiry date of the Warrants to the date that is 30 days after the date on which such notice of acceleration is provided. If the Common Shares trade at C$2.00 for 10 consecutive trading day, the Company may, at its option, convert the Debenture to shares at the same conversion terms of C$0.90, upon delivery of a conversion notice to the holders. The proceeds received by the Company from the Offering will be used for general working capital purposes. The closing of the Offering is expected to occur on or about August 15, 2022 (the “Closing Date”) and is subject to regulatory approvals, including approval of the applicable Canadian securities regulatory authorities and the TSX-V.

Overall Performance and Outlook

Performance

The Company is pleased with the performance for Q2 2022 focusing on organic growth, cost saving initiatives and solidification of its entry and active participation in value based care MA plans. As previously communicated, the Company is focused on getting to EBITDA break-even while committing to organic growth opportunities nationally in both its FFS and capitation revenue segments.

Q2 2022 was focused on executing the Company’s plan to reduce its net loss and reaching break-even adjusted EBITDA towards end of the year. Efforts made in Q2 2022 have resulted in an adjusted EBITDA improvement of approximately $1.3 million compared to Q1 2022. Excluding the impact of NMD acquisition, this improvement was approximately $2.3 million. These efforts will continue to extend into Q3 and Q4 2022. Exiting Q2, the Company reduced its annualized Adjusted EBITDA from the start of the quarter by nearly 50% and expects to see a continued reduction in Q3 and Q4. These are driven by activities in the earlier part of the year

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 being fully realized during these quarter. Concurrently, the Company expects Adjusted EBITDA will continue to improve each following quarter demonstrating the Company’s execution and pathway to break-even.

The Company is pleased to announce that while cost saving initiatives have been the primary focus, it has continued to see a normalized patient volume since its loss of COVID-19 related cases industry wide at the start of Q1 2022. Further the visits are of higher acuity thereby improving the per visit charges associated with FFS visits. Increased revenue from its existing business prior to the acquisition of NMD was also driven by a growth in its research division. Clinical research revenue accounted for $0.6 million over the quarter, and increase of $0.4 million from the previous quarter. The Company expects to continue to see strong traction and growth in this segment as it benefits from new trial awards and a strong pipeline of future opportunities.

The launch of Athena Health (electronic health record) in Q1 2022 across all practices has led to significant opportunities to understand the data and key drivers of cost and revenue across the business. The Company has been able to leverage many of its legacy data analytical capabilities, to build insights and dashboards across all major operational divisions. This has led to a better understanding of the opportunities where the Company can benefit from future cost and revenue synergies. This platform allows Skylight to add value to its acquired practices, historically limited in their capability to maximize on data insights to influence growth. Further with the launch of the Company’s Value and Performance Improvement Plan (“VPIP”) for supporting providers in the transition from volume to value, the power of data and insights have led to transparency and insights for providers to understand their practice and patients. The VPIP program provides providers an incentive to improve on the quality of care delivered to their patients. This program aligns with most value based care plans and requirements to maximize on plan performance.

With the launch of the contact center initiative in early Q2 2022, the Company has seen a marked improvement in attending to missed calls and overall patient satisfaction. Historically, and common to most practices, missed calls or inability to have sufficient capacity to meet patients requests via phone have led to fewer appointments, reduced revenue and poor satisfaction scores and ratings. Since the launch of the contact center, patient feedback and satisfaction have shown improvement, with patients now showing their gratitude for being able to connect and book appointments in a more timely manner. Further, the contact center has improved the Company’s overall phone call stats with more than 4500 appointment scheduling calls handled monthly that would have otherwise gone abandoned. This increase has led to more bookings, new patients and the ability to support marketing initiatives with better return on investment. The Company will continue to monitor and drive positive improvement through this initiative, including outbound efforts and recalls focusing on patient health prevention.

The completion and launch of a JV with CHS, a wholly owned subsidiary of Centene Corporation, a top national healthcare payor in the US was a major milestone for the Company to expand on its journey to value. CHS along with Skylight, through the JV, will begin VBC contracting, and execution against these contracts. The strength that CHS brings in addition to its many years successfully managing and winning savings in the Medicare and MA space, will be its infrastructure and resources to support Skylight's journey. Skylight brings to the relationship, a partner committed to value based care, and a platform to rapidly grow the number of practices and patient panels to support these efforts. Together, the JV will mean significant growth opportunities as value based care contracts can transform revenues and EBITDA contribution with its improved economic structure.

Another milestone achieved during the quarter was the acquisition of NMD, a primary care group in Florida that has over 2,400 MA lives at full risk through its 9 owned practices and an affiliate network. Contracted currently with Humana and CarePlus, NMD enables Skylight to accelerate its journey to value by establishing itself as a full risk player in the MA category in one of the fastest growing Medicare markets in the Country. Skylight is now able to leverage these contracts to support the expansion of programs to its Jacksonville market, and leverage these skills and expertise to bring VBC to its other markets. With the NMD team, Skylight also welcomes over 5 years of experience in managing risk successfully and adding to its core capabilities. Under these contracts, Skylight will be able to recognize a fully capitated revenue model of between US $10-$12K per member per year as compared to the US $200-$400 per member per year in FFS revenue. This transformative acquisition,

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 will bring significant growth to the top-line but also organic growth as the Company expands these plans to its other markets.

Efforts made in the second quarter have already resulted in reductions to NMD’s operation expenses, and overall Adjusted EBITDA loss. The Company is confident that execution of its integration of NMD through 2022 will result in a positive outcome to Adjusted EBITDA and contribution of improved revenues and cash flow in 2023. Further to the cost saving initiatives, the Company has already begun the expansion of its risk contracts to existing practices in Jacksonville, FL. These along with new contracts the Company expects to have for 2023, will result in a forecasted growth in MA membership both from an existing patient base, and new new payor contracts.

The Company is pleased with its efforts made in the first half of 2022 in securing a strong foundation in value based care, and the growth it can expect to realize organically in 2023 and beyond.

Outlook

2022 Financial Performance Outlook:

Historically the Company has been focused on growth primarily through mergers and acquisitions (“M&A”). It believes it now has a strong platform for organic growth. The Company has now built sufficient scale and size to benefit from strong organic growth. Moving forward, the Company is working to achieve the organic growth it expects to realize from the foundation laid in 2021 and 2022 year to date.

The existing infrastructure of practices, providers and support teams means the Company can expect to add meaningful revenue and Adjusted EBITDA without the need to rely heavily on M&A. These areas of growth come from continued expansion of its FFS business model, and more importantly, from the growth of its managed care business line including Medicare and MA programs at risk which generate capitated revenue.

The Company expects that its primary driver to organic growth will be through the growth in Medicare and MA. Medicare lives have been historically based on 100% FFS with limited to no benefit in shared savings or total cost of care. The Company is working with its JV partner CHS/Centene in the participation through the ACO Reach program for 2023. Through this program and the JV, the Company can expect to shift from FFS to global capitated risk on its existing traditional Medicare population. This shift can meaningfully improve on annual capitated funding to focus on managing these patients more effectively. Further, the Company expects to focus on growing its total patient attribution base for 2023, maximizing the benefit from participation in the ACO Reach program. As attribution currently, stands, the Company anticipates an organic revenue growth of 25% to its current annualized projection of $70 million. Over the coming quarters in 2022, the Company will be focused on membership attribution through its contact center and clinical operations. Additionally, the Company expects that contribution to Net Loss and Adjusted EBITDA can be positive based on current claims data from CMS. As many of the current Medicare members have not been managed to the same extent as MA member, due to limited funding in FFS, the Company expects it will align more resources to support its Medicare population, thereby improving on overall health outcomes for its patients.

MA offers strong growth in the Florida market. With an aging population, and a need now more than ever to improve the quality of care for seniors, the Company is well positioned with current and potential new MA risk contracts for effective 2023 participation. As is the case with MA, most health plans focus on enrolling new members for 2023 through the Annual Enroll Period (“AEP”) which takes place in Q4 2022. During this time, the Company will be heavily focused on marketing to current and prospective patients the benefits of MA and the opportunity to select one of the Company’s locations as the patients home for MA in 2023. The program which runs October through December, will be an important period for the Company to add to the current membership of MA lives. As part of this, the Company has already begun laying its plan for AEP, including budgets and working with plan partners in driving new membership growth within its existing Medicare only population. One of the strong benefits of the Company is its extensive Medicare population base, which it expects to be able to connect with during AEP in determining the right plan for the patient. The Company is also expecting to contract with new health plans for AEP 2022 to boost membership count in Q1 2023. By credentialing with new MA

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 health plans, the Company expects that it will be able to accept more patients not currently registered under the current health plans it takes. This will be beneficial for new member growth.

Further to membership growth, the Company will be focused on improving the metrics for both accurate coding and quality of care for existing MA members. This benefits the Company in seeking additional premiums to improve on the services and programs to members while exhibiting better bottom line economic outcomes for the Company. Efforts here will include a tighter coordination of management of high risk members, and the addition of case management teams to support the primary care provider in the care of the patient in and out of the practice. There are organic opportunities currently to improve on the diagnosing of missed condition on patients that will directly affect both MRA and PMPM rates to provide more funding to meet the patients annual healthcare needs. Further, the high cost drive for MLR tend to include hospital admissions, prescription drugs, specialist referrals. The Company is bolstering its care management efforts to support provider education and improve on its coordinate of care for patients outside the practice. Additionally, the Company is working on improving access and availability to enable high-risk patients to be seen more frequently and therefore have their care and conditions managed more effectively.

MA programs designed to maximize the funding to primary care providers for patient care, mean that provider groups have more capital to focus on what the patient truly needs, vs encounter based visits only. This model, which the Company supports, will lead to improved patient outcomes while reducing the overall cost of care delivery. The Company is excited to participate and contribute to the overall improvement of its managed care lives nationally.

As more payors look to shift providers from volume to value, the Company believes it will be in a strong position to continue to be a partner for these payors within its current markets. Further the Company has a proven track record of positive outcomes for lives at risk, making it a more attractive option for payors looking for provider groups with the level of sophistication and experience to take on risk. Subsequent to Q2 2022, the Company has already engaged with a number of new payor plans looking to expand MA programs within existing markets. The Company will continue to communicate its efforts in signing of new health plans and opportunities for growth in the coming years.

As the Company continues to focus on achieving its goal of adjusted EBITDA break-even by end of the year, the goal for 2023 will be cash flow positivity. While organic growth efforts remain the focus, the Company believes it will be in a good position in the near to medium term to utilize its own cash flow from operations to continue strategic M&A to grow market density, and expand on its Medicare lives at risk population.

Discussion of Operations

For the three and six months ended June 30, 2022, the Company has two reportable operating segments related to its software/research business and corporate, and medical services businesses, which also align with the two countries in which it operates, Canada and the United States.
Operating results

The following is selected financial data derived from the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 and 2021:

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

(in 000’s of dollars)	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	16,077	6,877	23,789	9,051
Cost of sales	12,106	3,067	16,392	4,041
Gross profit	3,971	3,810	7,397	5,010
Operating expenses
Salaries and wages	4,921	3,832	10,388	5,345
Office and administration	2,267	1,513	4,434	1,892
Marketing and business development	722	612	1,150	1,466
Professional fees	904	1,376	1,950	2,000
Rent	265	86	430	87
Share-based compensation	50	361	403	1,410
Depreciation and amortization	1,507	1,136	2,890	1,652
Total operating expenses	10,636	8,916	21,645	13,852
Loss from continuing operations	(6,665)	(5,106)	(14,248)	(8,842)
Non-operating expenses	(1,496)	694	(773)	211
Net loss from continuing operations	(5,169)	(5,800)	(13,475)	(9,053)
Net income from discontinued operations	—	987	—	1,844
Net loss	(5,169)	(4,813)	(13,475)	(7,209)
Net loss from continuing operations attributable to Shareholders of the Company	(5,290)	(5,800)	(13,560)	(9,053)
Net loss attributable to Shareholders of the Company	(5,290)	(4,813)	(13,560)	(7,209)
Net loss per share from continuing operations	(0.13)	(0.16)	(0.34)	(0.25)
Net loss per share	(0.13)	(0.13)	(0.34)	(0.20)

Revenue

The Company’s revenue for the three and six months ended June 30, 2022 was $16.1 million and $23.8 million, respectively, growth of 134% and 162%, respectively (excluding revenue from discontinued operations of $3.0 million and $5.9 million, respectively for the three and six months ended June 30, 2021).

Revenue for the three and six months ended June 30, 2022 consisted of FFS and other revenue amounting to $8.7 million and $16.4 million, respectively (three and six months ended June 30, 2021: $6.9 million and $9.1 million, respectively, excluding $3.0 million and $5.9 million of FFS and other revenue from discontinued operations), Capitated revenue amounting to $7.4 million and $7.4 million, respectively (three and six months ended June 30, 2021: $0.0 million and $0.0 million, respectively).

This increase was primarily as a result of partial revenue from the acquisition of Neighbored (“NMD”) in Q2 2022. The Company also achieved an organic growth of 4% compared to Q1 2022 within its fee-for-service and other revenues segment.

Cost of sales

Cost of sales during the three and six months ended June 30, 2022 totalled $12.1 million and $16.4 million, respectively (three and six months ended June 30, 2021: $3.1 million and $4.0 million, respectively, excluding cost of sales from discontinued operations of $0.7 million and $1.3 million, respectively). The increase in cost of sales is due to new acquisitions during the fiscal year ended December 31, 2021 and the NMD acquisition in Q2 2022 and grew at a similar rate as the growth rate in revenues. Cost of sales for FFS and other revenue mainly comprises of service fees paid to doctors and nurse practitioners, medical billing costs and medical supplies consumed at the time of service. The cost of sales of Capitated revenue comprises of all the costs associated to the medical care of the members irrespective of who provided the service, therefore services provided to the members by external parties outside of Skylight clinics are also recognized as cost of sales. Due to this, the cost of Capitated services are significantly higher compared to the FFS and other revenue.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
The gross profit margin was 25% in Q2 2022 compared to 55% in Q2 2021 (excluding gross margin from discontinued operations of 77% for the three months ended June 30, 2021). The margins in Q2 2022 were lower due to the change in how Gross profits are calculated in a traditional FFS model versus a value based care or capitated model at risk. Further explanation of this change can be found under Segmentation. The Company expects to see improvements in its gross profit margin in the near term through marketing efforts and improvements to the medical loss ratios and accurate coding for its lives at risk.

Operating expenses

Operating expenses during the three and six months ended June 30, 2022 totalled $10.6 million and $21.6 million, respectively (three and six months ended June 30, 2021: $8.9 million and $13.9 million, respectively, excluding operating expenses from discontinued operations of $1.3 million and $2.6 million, respectively). Operating expenses for the US and Canadian operations during the three months ended June 30, 2022 were 8,948 and 1,688, respectively (three months ended June 30, 2021: $6.4 million and $2.5 million, respectively).

The increase is mainly attributed to the cost of integration in systems, resources and operations as well as increased office and administration costs tied towards practice acquisition growth and professional fees. Increased depreciation and amortization and share-based compensation related to acquisitions also contributed, with $1.6 million and $3.3 million, respectively, in the three and six months ended June 30, 2022, compared to $1.5 million and $3.1 million, respectively, for the three and six months ended June 30, 2021. Compared to Q1 2022,excluding NMD acquisition and non-cash depreciation and amortisation and share-based compensation expenses, the Company has seen a reduction of 12% in cash operating expenses and expects to continue to see this trend into Q3 and Q4 2022.

Net Loss

Net loss from continuing operations during the three and six months ended June 30, 2022 was $5.2 million and $13.5 million, respectively (three and six months ended June 30, 2021: $5.8 million and $9.1 million, respectively, excluding net income from discontinued operations of $1.0 million and $1.8 million), the improvement in Q2 2022 was primarily due to reductions in professional fees, foreign exchange gain and gain in fair value of financial liabilities. In Q1 2022, Net loss from continuing operations was $8.3 million, the significant improvement in Q2 2022 was primarily due to reductions in salaries and wages, professional fees, office and administration costs, foreign exchange gain and gain in fair value of financial liabilities.

Quarterly Results
The following selected financial data from the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 statements for each of the periods considered below and the consolidated financial statements for the years ended December 31, 2021 and 2020.

(in 000’s of dollars)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	16,077	7,713	9,409	8,697	6,877	2,174	391	48
Cost of sales	12,106	4,285	4,082	3,948	3,067	974	283	35
Gross profit	3,971	3,428	5,327	4,749	3,810	1,200	108	13
Operating expenses
Salaries and wages	4,921	5,467	5,435	4,596	3,832	1,513	1,651	365
Office and administration	2,267	2,167	2,596	2,331	1,515	379	177	201
Marketing and business development	722	428	267	305	612	854	202	43
Professional fees	904	1,046	1,169	1,081	1,375	624	425	44
Rent	265	165	151	155	84	1	12	2
Share-based compensation	50	353	437	204	361	1,049	3,812	217
Depreciation and amortisation	1,507	1,383	1,520	1,446	1,136	516	213	299
Impairment loss	—	—	1,408	—	—	—	—	—
Total operating expenses	10,636	11,009	12,983	10,118	8,915	4,936	6,492	1,171
Loss from continuing operations	(6,665)	(7,581)	(7,656)	(5,369)	(5,105)	(3,736)	(6,384)	(1,158)
Non-IFRS Measures
The MD&A makes references to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS.

Adjusted EBITDA

Adjusted EBITDA for the three months ended June 30, 2022 was a loss of $5.4 million compared to an adjusted EBITDA loss of $3.4 million for the three months ended June 30, 2021. The increase in adjusted EBITDA loss was mainly due to salaries and wages related to the recruitment of key leadership, management and operational hires, increased office and administration costs and increased professional fees (legal, accounting and consulting).

If we exclude the adjusted EBITDA loss of the recent acquisition of NMD, the adjusted EBITDA loss of the Company for the three months ended June 30, 2022 was a loss of $4.4 million which shows a significant improvement compared to the adjusted EBITDA loss for the three months ended March 31, 2022 amounting to $6.7 million.

See below for reconciliation of adjusted EBITDA to loss from continuing operations:

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

(in 000’s of dollars)	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Loss from continuing operations	(6,665)	(5,106)	(14,248)	(8,842)
Depreciation, amortization from continuing operations (Note 1)	1,506	1,136	2,890	1,652
Interest (Note 1)	(2)	—	—	—
EBITDA	(5,161)	(3,970)	(11,358)	(7,190)
Share based compensation (Note 2)	50	361	403	1,410
Capitalization of software development cost (Note 3)	—	(2)	—	(146)
Capitalization of lease payments (Note 3)	(893)	(649)	(1,597)	(966)
Other income (non-cash) (Note 3)	—	—	(260)	—
Acquisition costs (Note 4)	—	224	—	257
Nasdaq and TSX-V listing cost (Note 5)	—	363	—	391
Severance (Note 5)	108	—	217	—
Corporate marketing cost (Note 6)	384	317	409	1,010
Software implementation costs (Note 7)	86	—	86	—
Adjusted EBITDA	(5,426)	(3,356)	(12,100)	(5,234)

Note 1
Depreciation, amortization, and interest are items which are typically excluded to arrive at EBITDA. To calculate EBITDA, the Company adjusts all material items which do not reflect operational performance of the business.
Note 2
Share-based compensation is a non-cash item which is typically excluded to arrive at adjusted EBITDA..
Note 3
Capitalization has been included as an expense in the calculation of adjusted EBITDA because these expenses either relate to payroll or the Company’s leased properties and are not part of the condensed interim consolidated statements of loss and comprehensive loss. The Company believes that these are operational expenses and should be adjusted to arrive at adjusted EBITDA. Other income related to cancellation of leases are also adjusted in arriving at adjusted EBITDA.
Note 4
Acquisition costs in relation to Rocky Mountain have been included as an adjustment to EBITDA given the size and magnitude of Rocky Mountain versus the other acquisitions which the Company has completed.
Note 5
Nasdaq and TSX-V listing and severance costs have been added back in the adjusted EBITDA calculation given they are not an operational recurring expense for the Company and therefore adjusted to calculate adjusted EBITDA.
Note 6
Certain corporate marketing costs have been added back in the adjusted EBITDA calculation as they are expenses the Company incurred as it rebranded and built a national brand and therefore adjusted to calculate adjusted EBITDA. Certain one-off stock marketing costs are also added back in arriving at adjusted EBITDA.

Note 7
The Company implemented company wide EHR platform which is a one-off expense and cost is added back in arriving at adjusted EBITDA.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Financial Position
Significant Assets

(in 000’s of dollars)	As at
	June 30, 2022	December 31, 2021
	$	$
Cash	2,250	11,653
Trade and other receivables	12,836	6,901
Intangible assets	16,801	14,873
Goodwill	10,637	8,739
Right of use assets	21,203	15,695
Significant decrease in cash is due to cash flows used by operations together with cash used in financing activities.
Contractual Obligations
The Company’s contractual obligations primarily consisted of three areas: i) Accounts payable and accrued liabilities of $9.3 million as at June 30, 2022 which are expected to be paid in the next 12 months; ii) Purchase consideration payable of $3.0 million from the Company’s clinic acquisitions completed during year ended December 31, 2021; and iii) Lease liabilities of $21.4 million ($1.9 million current and $19.5 million non-current) primarily as a result of the clinic acquisitions completed.
Outstanding share information

As at August 11, 2022, the date of the MD&A, the Company had the following number of common shares, preferred shares, deferred share units, warrants and options:

#
Common shares	39,822,269
Preferred shares	275,000
Deferred share units	93,518
Warrants	8,077,787
Options	2,049,582
Liquidity and Capital Resources

(in 000’s of dollars)	Six months ended
	June 30, 2022	June 30, 2021
	$	$
Cash used in operating activities of continuing operations	(9,986)	(6,635)
Cash used in investing activities of continuing operations	(9,926)	(17,850)
Cash provided by financing activities of continuing operations	9,686	14,423

The Company’s cash balance at June 30, 2022 totalled $2.3 million, a $9.4 million or 81% decrease from $11.7 million at December 31, 2021. For the six months ended June 30, 2022, cash used in operating activities of continuing operations totalled $10.0 million, compared to $6.6 million for the six months ended June 30, 2021, with the increase mainly reflecting the net loss from continuing operations. Cash provided by operating activities of discontinued operations for the six months ended June 30, 2021 was $2.4 million.

The Company’s cash provided by investing activities of continuing operations for the six months ended June 30, 2022 was $9.9 million (June 30, 2021: cash used in investing activities of $17.9 million). The increase was

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 primarily due to the purchase consideration paid related to the acquisitions in 2021 of new clinics, purchase of furniture and equipment and software development. Cash used in investing activities of discontinued operations for the three months ended June 30, 2021 was $116.0 thousand.

The Company’s cash used in financing activities of continuing operations for the six months ended June 30, 2022 was $9.7 million (cash provided by financing activities for the six months ended June 30, 2021: $14.4 million). The Company’s financing activities of continuing operations in the six months ended June 30, 2022 primarily consisted of principal payment of lease liabilities of $0.8 million, interest on lease liabilities of $0.8 million, principal payment on loan of $0.4 million and dividends paid on preferred shares of $0.4 million. During the six months ended June 30, 2021, cash provided by financing activities of continuing operations comprised of proceeds of $12.7 million from a bought deal offering with a syndicate of underwriters, $0.2 million from the exercise of options, $1.3 million from the exercise of warrants, $— million of loan proceeds for a short-term loan payable due in less than one year, partially offset by the payment of principal and interest on lease liabilities amounting to $0.4 million and $0.3 million, respectfully, on the company’s leased premises. Cash used in financing activities of discontinued operations for the six months ended June 30, 2021 was $0.2 million.

As at June 30, 2022, the Company had a working capital surplus of $3.3 million (December 31, 2021: $9.8 million) and a cash balance of $2.3 million (December 31, 2021: $11.7 million). The working capital position has reduced primarily cash used in operating activities from continuing operations.

As per the terms of the FLC debt agreement, the Company has to maintain a minimum cash amount of US$ 2,250 and in case of a breach, the Company has 20 working days to remedy before triggering an event of default. As of June 30, 2022, the Company was not in compliance with the minimum cash covenant which is being remedied by the issuance of a non-brokered private placement offering of convertible debenture units at $1 per Debenture Unit for total initial gross proceeds of up to $2,000 which is subsequently upsized to $2,345. The closing of the upsized offering is expected to occur on or about August 17, 2022. The Company also obtained a limited waiver from FLC on breach of covenants to complete the financing.

Going concern

The condensed interim consolidated financial statements of the Company for the six months ended June 30, 2022 have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company is subject to numerous risk factors that may impact its ability as a going concern, such as, but not limited to, governmental regulations, currency fluctuations, operational risks and extended and unforeseen issues resulting from the current COVID-19 pandemic.

As of the balance sheet date, the Company had an accumulated deficit of $50.2 million and negative cash flow from operations of continuing operations of $10.0 million for the six months ended June 30, 2022. The Company has positive working capital as of the balance sheet date of $3.3 million and a cash balance of $2.3 million. The Company has raised debt and equity financing through 2017 to 2021 in order to pursue acquisitions and platform development resulting in growth in its customer base. The Company expects that the investments it has made over this period will result in increased revenue and operating cash flow; however, the Company anticipates further investment and will require additional debt and/or equity financing in order to continue to develop its business. Subsequent to quarter end, the Company closed a debt facility to fund an acquisition that historically produced negative cash flow from operations. As per the terms of the debt agreement, the Company has to maintain a minimum cash amount of US$ 2.3 million and in case of a breach, the Company has 20 working days to remedy before triggering an event of default. The Company is forecasting they may not meet the minimum cash requirement unless additional funds are secured.
Although the Company has been successful in raising funds to date, there can be no assurance that adequate or sufficient funding will be available in the future or available under terms acceptable to the Company, or that the Company will be able to generate sufficient returns from operations. The ability of the Company to continue as a going concern through the end of July 2022 and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating positive cash flows and

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 additional financing before the end of July 2022 sufficient to fund its cash flow needs. The Company is not currently eligible to raise funds using a registration statement in the United States. These circumstances indicate the existence of a material uncertainty that may raise substantial doubt on the ability of the Company to meet its obligations as they come due, and accordingly the appropriateness of the use of the accounting principles applicable to a going concern.

The condensed interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for the condensed interim consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the condensed interim consolidated statement of financial position. Such differences in amounts could be material.

The assessment of material uncertainties related to events and circumstances that may raise substantial doubt on the Company’s ability to continue as a going concern involves significant judgment. In making this assessment, management considers all relevant information, as described above.
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements as of June 30, 2022.
Related Party Transactions
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Medical Officer, Chief Operating Officer, Chief Corporate Officer and members of the Company’s Board of Directors.
The amounts disclosed in the table below are the amounts recognized as an expense during the reporting period.

(in 000’s of dollars)	Six months ended
	June 30, 2022	June 30, 2021
	$	$
Salary and short-term employee benefits	587	745
Share based compensation	16	302
Directors’ fees	(19)	131
	584	1,178
New accounting standards issued but not yet effective
Amendments to IAS 1 - Presentation of financial statements (“IAS 1”)
In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments aim to promote consistency in applying the requirements by helping companies determine whether debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a Company might settle by converting it into equity. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. The Company is currently evaluating the impact of this amendment.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Use of estimates and judgments

The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 3 of the consolidated financial statements for the year ended December 31, 2021.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management concluded that internal control over financial reporting (ICFR) was ineffective as of the end of the period covered by this report as a result of an unremediated material weakness in our internal control over financial reporting related to revenue recognition for certain contracts in recently acquired medical clinics. The material weakness identified in our internal control over financial reporting was identified in Q4 2021 and is described more fully in the Disclosure Controls and Procedures and Internal Controls Over Financial Reporting section of our MD&A for the years ended December 31, 2021 and 2020.

In response to the identification of this material weakness discussed above, the Company took immediate action to remediate it, and, to that end, new and improved revenue controls were designed and implemented in Q1 2022. Management will continue to remediate the design of these new controls and monitor and evaluate their operating effectiveness during the first half of 2022, in preparation for testing these controls. The weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Management has concluded that the weakness did not result in any misstatements or adjustments in the Company's condensed interim consolidated financial statements for the six months ended June 30, 2022.

There have been no significant changes to the Company’s ICFR for the six months ended June 30, 2022, which have materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Limitation on scope of design

The Company has limited the scope of its disclosure controls and procedures and internal control over financial reporting evaluation to exclude acquisitions in the last 12 months, as permitted by securities regulators. The table below presents certain summary financial information included in the Company’s consolidated financial statements amounts related to these acquisitions excluded from our evaluation:

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

Selected financial information from the condensed interim consolidated statements of loss and comprehensive loss	Six months ended June 30, 2022
(in 000’s of dollars)	$
Revenue	23,789
Net income	(13,475)

Selected financial information from the condensed interim consolidated statements of financial position	As at June 30, 2022
(in 000’s of dollars)	$
Current assets	19,087
Non-current assets	53,136
Current liabilities	15,815
Non-current liabilities	29,378

Risk Factors

The following section describes specific and general risks that could affect the Company. These risks and uncertainties are not the only ones the Company is facing. Additional risks and uncertainties not presently known to the Company, or that it currently deems immaterial, may also impair its operations. If any such risks actually occur, the business, financial condition, liquidity, and results of the Company’s operations could be materially adversely affected. The risk factors described below should be carefully considered by readers.

Limited Operating History

The Company, while incorporated in November 2014, began carrying on business in 2017 and has only very recently begun to generate revenue. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, and lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and likelihood of success must be considered in light of the early stage of operations.

Going Concern

The Company has historically not generated positive cash flow from operations. The Company is devoting significant resources to its business, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company may continue to incur negative consolidated operating cash flow and losses. For the six months ended June 30, 2022, the Company had negative cash flows from continuing operations of $10.0 million and reported a net loss of $13.5 million. To the extent that the Company has negative cash flow in future periods, the Company may need to obtain additional financing to fund such negative cash flow. The Company closed a debt facility to fund an acquisition that historically produced negative cash flow from operations. The debt will result in ongoing cash servicing requirements. See note 14 in the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2022 for further details.

Risks Associated with Acquisitions

As part of the Company's overall business strategy, the Company may pursue strategic acquisitions designed to expand its operations in both existing and new jurisdictions. Future acquisitions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; the diversion of resources from the Company's existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; or (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

The Company is dependent on its relationships with the Skylight Health PCs

The Company is dependent on its relationships with the “Skylight Health PCs”, which are affiliated professional entities that the Company does not own, to provide healthcare services, and the Company’s business would be harmed if those relationships were disrupted or if the arrangements with the Skylight Health PCs become subject to legal challenges.

A prohibition on the corporate practice of medicine by statute, regulation, board of medicine, attorney general guidance, or case law, exists in certain of the U.S. states in which the Company operates. These laws generally prohibit the practice of medicine by lay persons or entities and are intended to prevent unlicensed persons or entities from interfering with or inappropriately influencing providers’ professional judgment. Due to the prevalence of the corporate practice of medicine doctrine, including in certain of the states where the Company conducts its business, it does not own the Skylight Health PCs and contracts for healthcare provider services for its members through administrative services agreements (“ASAs”) with such entities and controls these entities through succession agreements with the providers. As a result, the Company’s ability to receive cash fees from the Skylight Health PCs is limited to the fair market value of the services provided under the ASAs. To the extent the Company’s ability to receive cash fees from the Skylight Health PCs is limited, the Company’s ability to use that cash for growth, debt service or other uses at the Skylight Health PC may be impaired and, as a result, the Company’s results of operations and financial condition may be adversely affected.

The Company’s ability to perform medical and digital health services in a particular U.S. state is directly dependent upon the applicable laws governing the practice of medicine, healthcare delivery and fee splitting in such locations, which are subject to changing political, regulatory, and other influences. The extent to which a U.S. state considers particular actions or relationships to constitute the practice of medicine is subject to change and to evolving interpretations by medical boards and state attorneys general, among others, each of which has broad discretion. There is a risk that U.S. state authorities in some jurisdictions may find that the Company’s contractual relationships with the Skylight Health PCs, which govern the provision of medical and digital health services and the payment of administrative and operations support fees, violate laws prohibiting the corporate practice of medicine and fee splitting. The extent to which each state may consider particular actions or contractual relationships to constitute improper influence of professional judgment varies across the states and is subject to change and to evolving interpretations by state boards of medicine and state attorneys general, among others. Accordingly, the Company must monitor its compliance with laws in every jurisdiction in which it operates on an ongoing basis, and the Company cannot provide assurance that its activities and arrangements, if challenged, will be found to be in compliance with the law. Additionally, it is possible that the laws and rules governing the practice of medicine, including the provision of digital health services, and fee splitting in one or more jurisdictions may change in a manner adverse to the Company’s business. While the ASAs prohibit the Company from controlling, influencing or otherwise interfering with the practice of medicine at each Skylight Health PC, and provide that physicians retain exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services, there can be no assurance that the Company’s contractual arrangements and activities with the Skylight Health PCs will be free from scrutiny from U.S. state authorities, and the Company cannot guarantee that subsequent interpretation of the corporate practice of medicine and fee splitting laws will not circumscribe the Company’s business operations. State corporate practice of medicine doctrines also often impose penalties on physicians themselves for aiding the corporate practice of medicine, which could discourage providers from participating in the Company’s network of physicians. If a successful legal challenge or an adverse change in relevant laws were to occur, and the Company was unable to adapt its business model accordingly, the Company’s operations in affected jurisdictions would be disrupted, which could harm its business.

Operational Risks

The Company will be affected by a number of operational risks and the Company may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non- compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in personal injury or death, environmental

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 damage, adverse impacts on the Company's operation, costs, monetary losses, potential legal liability, and adverse governmental action, any of which could have an adverse impact on the Company's future cash flows, earnings, and financial condition. Also, the Company may be subject to or affected by liability or sustain loss for certain risks and hazards against which the Company cannot insure or which the Company may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Financial Projections May Prove Materially Inaccurate or Incorrect

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.
There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries might achieve.

Difficulty to Forecast

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the Company’s business. A failure in the demand for its services to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, and financial condition of the Company.

Public Health Crises such as the COVID-19 Pandemic and other Uninsurable Risks

Events in the financial markets have demonstrated that businesses and industries throughout the world are very tightly connected to each other. General global economic conditions seemingly unrelated to the Company or to the medical health services sector, including, without limitation, interest rates, general levels of economic activity, fluctuations in the market prices of securities, participation by other investors in the financial markets, economic uncertainty, national and international political circumstances, natural disasters, or other events outside of the Company’s control may affect the activities of the Company directly or indirectly. The Company’s business, operations and financial condition could also be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in late December 2019, a novel coronavirus (“COVID-19”) originated, subsequently spread worldwide and on March 11, 2020, the World Health Organization declared it was a pandemic. The risks of public health crises such as the COVID-19 pandemic to the Company’s business include without limitation, the ability to raise funds, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, disruption of the Company’s supply chains and other factors that will depend on future developments beyond the Company’s control. In particular, the continued spread of the coronavirus globally, prolonged restrictive measures put in place in order to control an outbreak of COVID-19 or other adverse public health developments could materially and adversely impact the Company’s business in the United States. There can be no assurance that the Company’s personnel will not ultimately see its workforce productivity reduced or that the Company will not incur increased medical costs or insurance premiums as a result of these health risks. In addition, the coronavirus pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the demand for the Company’s service offerings and future prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company’s ability to raise sufficient funds to finance the ongoing development of its material business. All of these factors could have a material and adverse effect on the

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Company’s business, financial condition, and results of operations. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Common Shares of the Company. Even after the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition, and prospects as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. The COVID-19 pandemic may also have the effect of heightening other risks and uncertainties disclosed herein. To date, the COVID-19 crisis has not materially impacted the Company’s operations, financial condition, cash flows and financial performance. In response to the outbreak, the Company has instituted operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company has adopted a work from home policy where possible. The Company continues to operate effectively whilst working remotely. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Economic Environment

The Company’s operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and consequently, impact the Company’s sales and profitability. As well, general demand for banking services and alternative banking or financial services cannot be predicted and future prospects of such areas might be different from those predicted by the Company’s management.

Global Economic Risk

Global economic conditions could have an adverse effect on the Company's business, financial condition, or results of operations. Adverse changes in general economic or political conditions in the United States or any of the states within the United States or any jurisdiction in which the Company operates or intends to operate could adversely affect the Company's business, financial condition, or results of operations.

Forward Looking Information

The Company’s financial estimates, projections and other forward-looking information accompanying this document were prepared by the Company without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections, and other forward-looking statements. Such forward-looking information is based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in such documents. Investors should inquire of the Company and become familiar with the assumptions underlying any estimates, projections, or other forward-looking statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events.

There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operating expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, investors should not rely on any projections to indicate the actual results the Company and its subsidiaries may achieve.

US Securities

The Company’s common shares are listed on the Nasdaq, and as such, the Company must satisfy the Nasdaq’s continued listing requirements, or risk possibly delisting, which would have a material adverse effect on our business and it would make it more difficult to buy or sell our securities and to obtain accurate

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022 quotations, and the price of our common stock could suffer a material decline. In addition, a delisting would impair our ability to raise capital through the public markets, could deter broker-dealers from making a market in or otherwise seeking or generating interest in our securities and might deter certain institutions and persons from investing in our securities at all. There can be no assurance that the Company will be able to maintain compliance with Nasdaq’s continued listing requirements. In early May 2022, the Company filed Form 12b-25 detailing its inability to file its Annual Report on Form 20-F for the year ended December 31, 2021 within the prescribed time period without hardship and expense to the Company. This is further detailed below.

Multi-Jurisdictional Disclosure System

Due to the decrease in our common share price, the Company is no longer eligible to utilize the multi-jurisdictional disclosure system (MJDS). As a result, the Company will no longer be afforded the ability to prepare and file its disclosure reports and other information with the SEC incorporating (accordance with) the disclosure requirements of Canada and will now be required to file the same reports that a non-MJDS eligible foreign private issuer (FPI) is required to file with the SEC, including the requirement to file an Annual Report on Form 20-F with financial statements audited under rules of the Public Company Accounting Oversight Board (“PCAOB”), the additional costs of which will be significant. The Company has not yet engaged an auditor under PCAOB standards for its December 31, 2019 or December 31, 2020 financial statements. Accordingly, the Company was not able to timely file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) which was due on April 30, 2022. As a result, there could be several consequences, including, but not limited to, (i) the Company will no longer be in compliance with the continued listing requirements of the Nasdaq Capital Market and will receive a deficiency notice and the Company’s securities that are listed on Nasdaq may be subject to delisting and (ii) the Company will not be able to file a registration statement with the SEC until such time as the 2021 20-F is filed (and will not be able to utilize a Form F-3 for at least one year) which will limit our ability to conduct financings in the U.S.

Minimum Bid Price

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s common shares for the 30 consecutive business days from May 4, 2022 to June 15, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 13, 2022, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 13, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter.

Competition – General

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and marketing experience than the Company. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition, and results of operations of the Company. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales, and client support.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

Competition Healthcare Information Systems

The healthcare information systems market is highly competitive on a local, national and international level. The Company believes that the primary competitive factors in this market are:

•quality service and support;
•price;
•product features, functionality and ease of use;
•ability to comply with new and changing regulations;
•ongoing product enhancements; and
•reputation and stability of the vendor.

For example, the current electronic medical record market in Canada is currently dominated by Telus Health and the Company will face substantial competition from Telus Health and other established competitors, which have greater financial, technical, and marketing resources than it does. Its competitors could use their greater resources to modify their product offerings to incorporate platform functionality among doctors, patients, pharmacies and licensed producers in a comparable manner to the Company. The Company's competitors also have a larger installed base of users, longer operating histories and greater name recognition than the Company will.

There can be no assurance that the Company will successfully differentiate its current and proposed products from the products of its competitors, or that the marketplace will consider the products of the Company to be superior to competing products.

Competition – Health Care Clinics

The industry is intensely competitive, and the Company competes with other companies that may have greater financial resources and facilities. Numerous other businesses are expected to compete in the clinic space and provide additional patient services.

Management of Growth

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train, and manage its employee base. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Reliance on Management

The success of the Company is dependent upon the ability, expertise, judgment, discretion, and good faith of its management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results, or financial condition.

Dependence on suppliers and skilled labour

The ability of the Company to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labour, equipment, parts, and components. No assurances can be given that the Company will be successful in maintaining its required supply of skilled labour, equipment, parts, and components.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Risks Related to Software and Product Development

The Company continues to develop software and products. Inherent risks include:

•Lack of experience and commitment of team – The project manager is the leader and the most responsible person. An inexperienced manager can jeopardize the completion of a project.

•Unrealistic deadlines – Software projects may fail when deadlines are not properly set. Project initialization, completion date and time must be realistic.

•Improper budget – Cost estimation of a project is very crucial in terms of project success and failure. Low cost with high expectations of large projects may cause project failure.

•Lack of resources – Software and hardware resources may not be adequate. Lack of resources in terms of manpower is also a critical risk factor of software failure.

•Personnel hiring – The Company will be subject to extensive hiring requirements across all of its business lines as well as a need to release underperforming employees in order to perform and grow at the rate it intends. Staffing requirements may not be properly attained or assigned for/to specific tasks or company needs.

•Understanding problems of customers – Many customers are not technical in terms of software terminologies and may not understand the developer’s point of view. Developers may interpret information differently from what is provided by the clients.

•Inappropriate design – Software designers have a major role in the success or failure of the project if a design is inappropriate for the project.

•Market demand obsolete – Market demand may become obsolete while a project is still in progress.

Risk of Safeguarding Against Security & Privacy Breaches

A security or privacy breach could:

•expose the Company and Company to additional liability and to potentially costly litigation;

•increase expenses relating to the resolution of these breaches;

•deter potential customers from using our services; and

•decrease market acceptance of electronic commerce transactions.

As a provider of software technology, the Company and Company are at risk of exposure to a security or privacy breach of its system which could lead to potentially costly litigation, deter potential customers from using its services, or bring about additional liability of the Company and Company. The Company and Company cannot assure that the use of applications designed for data security and integrity will address changing technologies or the security and privacy concerns of existing and potential customers. Although the Company and Company require that agreements with service providers who have access to sensitive data include confidentiality obligations that restrict these parties from using or disclosing any data except as necessary to perform their services under the applicable agreements, there can be no assurance that these contractual measures will prevent the unauthorized disclosure of sensitive data. If the Company and Company are unable to protect the security and privacy of our electronic transactions and data, our business will be materially adversely affected.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Risks Inherent in the Health Clinic Industry

Changes in operating costs (including costs for maintenance, insurance), inability to obtain permits required to conduct clinical business operations, changes in health care laws and governmental regulations, and various other factors may significantly impact the ability of the Company to generate revenues. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs and related charges must be made to operate the Company’s clinic operation, regardless of whether the Company is generating revenue.

Material Impact of PIPEDA/HIPPA Legislation on the Company’s Business

Regulations under PIPEDA/HIPAA governing the confidentiality and integrity of protected health information are complex and are evolving rapidly. As these regulations mature and become better defined, the Company anticipates that they will continue to directly impact our business. Achieving compliance with these regulations could be costly and distract management’s attention from its operations. Any failure on the Company’s part to comply with current or future regulations could subject it to significant legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

The Company’s investments in the United States and Canada are subject to applicable anti- money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada.

In certain circumstances, the Company’s reputation could be damaged

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. The increased usage of social media and other web-based tools used to generate, publish, and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views regarding the Company and its activities whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company will not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Company’s overall ability to advance its projects, thereby having material adverse impact on financial performance, financial condition, cash flows and growth prospects.

Scrutiny of Company’s Investments in the United States

The Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, The Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Resulting Issue’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

Currency Fluctuations

Due to the Company’s present operations in the United States, and its intention to continue future operations outside Canada, the Company is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets.

A substantial amount of the Company's revenue will be earned in US dollars, but a substantial portion of its operating expenses are incurred in Canadian dollars. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. The Company does not have currency hedging arrangements in place and there is no expectation that the Company will put any currency hedging arrangements in place in the future. Fluctuations in the exchange rate between the US dollar and the Canadian dollar, may have a material adverse effect on the Company's business, financial condition, and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Requirements for Further Financing

The Company may need to obtain further financing, whether through debt financing, equity financing or other means. The Company must obtain such financing through a combination of equity and debt financing and there can be no assurance that the Company can raise the required capital it needs to build and expand its current operations, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated. There can be no certainty that the Company can obtain these funds, in which case any investment in the Company may be lost. The raising of equity funding would also result in dilution of the equity of the Company's shareholders.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company such a decision could adversely affect the Company’s ability to continue operating and the market price for Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources.

Conflicts of Interest

Certain of the directors and officers of the Company are, or may become directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

Health Care Coverage

There is a possibility that healthcare companies can refuse to cover medical costs.

Dividend Policy

The Company does not presently intend to pay cash dividends on common shares in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. The Company began declaring dividends on its preferred shares that were issued in December 2021. However, the actual number of dividends received from the Company will remain subject to applicable corporate law requirements. Any future dividends paid by the Company would be subject to tax and potentially, withholdings.

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022
Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this MD&A and any documents incorporated by reference herein may constitute forward-looking statements, as such term is defined under Canadian, U.S. and any other applicable securities laws. These statements relate to future events or future performance and reflect management’s expectations and assumptions regarding the growth, results of operations, performances and business prospects and opportunities of the Company. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “intend”, “will”, “project”, “could”, “believe”, “predict”, “potential”, “should” or the negative of these terms or other similar expressions are intended to identify forward-looking statements. In particular, information regarding the Company’s future operating results and economic performance is forward-looking information. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements, or events to differ materially from those anticipated, discussed or implied in such forward-looking statements. The Company believes the expectations reflected in such forward- looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A and any documents incorporated by reference herein should be considered carefully and investors should not place undue reliance on them as the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These statements speak only as of the date of this MD&A or the particular document incorporated by reference herein. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

(i)general business and economic conditions;

(ii)the intentions, plans and future actions of the Company;

(iii)the business and future activities of the Company after the date of this MD&A;

(iv)market position, ability to compete and future financial or operating performance of the Company;

(v)anticipated developments in operations; the future demand for the products and services developed, produced, supplied, or distributed by the Company;

(vi)the timing and amount of estimated research & development expenditure in respect of the business of the Company;

(vii)operating revenue, operating expenditures; success of marketing activities; estimated budgets;
(viii)currency fluctuations;

(ix)the sufficiency of the Company’s working capital;

(x)requirements for additional capital;

(xi)risks associated with obtaining and maintaining the necessary government permits and licenses related to the business;

(xii)government regulation; limitations on insurance coverage; the timing and possible outcome of regulatory matters; goals; strategies; future growth; the adequacy of financial resources; and other events or conditions that may occur in the future;

(xiii)compliance with environmental, health, safety, and other laws and regulations;

(xiv)the ability to attract and retain skilled staff;

(xv)market competition; and

Skylight Health Group Inc. Management Discussion and Analysis For the three and six months ended June 30, 2022

(xvi)the potential impact of the COVID-19 pandemic on the Company and/or its operations, and the healthcare industry and currency fluctuations.

Forward-looking statements are based on the beliefs of the management of the Company, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading Risk Factors in this MD&A.

The list of risk factors set out in this MD&A is not exhaustive of the factors that may affect any forward-looking statements of the Company. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the security holders of the Company should not place undue reliance on forward-looking statements.

Market and Industry Data

This MD&A includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A or ascertained the underlying economic assumptions relied upon by such sources.